------------------------------------
                                                        OMB APPROVAL
                                            ------------------------------------
                                             OMB Number:              3235-0157
                                             Expires:            March 31, 2005
                                             Estimated average burden
                                             hours per response...............3
                                            ------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

INSTRUCTIONS FOR USING FORM N- 8F

THIS FORM MAY BE FILED BY AN INVESTMENT COMPANY ("FUND") THAT IS CURRENTLY REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE INVESTMENT COMPANY ACT OF 1940 ("ACT"), IS SEEKING TO DEREGISTER, AND IS IN ONE OF THE FOUR CATEGORIES IN INSTRUCTION 1 BELOW.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

         (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("MERGER");

         (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("LIQUIDATION");

         (c) The fund qualities for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act (ABANDONMENT OF REGISTRATION"); or

         (d) The fund has become a business development company ("BUSINESS DEVELOPMENT COMPANY").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR File Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (SEE Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.       No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. SEE rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC'S COLLECTION OF INFORMATION

An Agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB and control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

SEC 1691 (5-02)   Potential  persons who are to  respond to  the  collection  of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I.       GENERAL IDENTIFYING INFORMATION

1.       Reason   fund  is  applying  to   deregister   (check  ONLY  ONE;   for
         descriptions, SEE Instruction 1 above):

         [ ]      MERGER

         [X]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: EACM Select Managers Equity Fund

3.       Securities and Exchange Commission File No.: 811-09112

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X] Initial Application     [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         200 Connecticut Avenue, Sixth Floor
         Norwalk, CT  06854-1958

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Andrew R. Mylott
         Evaluation Associates Capital Markets, Inc.
         200 Connecticut Avenue, Sixth Floor
         Norwalk, CT  06854-1958
         (203) 854-7030

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Van Eck Associates Corporation
         99 Park Avenue
         New York, NY  10016
         (212) 293-2050

         Evaluation Associates Capital Markets, Inc.
         200 Connecticut Avenue, Sixth Floor
         Norwalk, CT  06854-1958
         (203) 854-7030

         Mellon Bank, N.A.
         One Boston Place
         Boston, MA  02108
         (617) 382-2632

         Note: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X] Management company;

         [ ] Unit investment trust; or

         [ ] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X] Open-end     [ ] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Evaluation Associates Capital Markets, Inc. (the "Manager")
200 Connecticut Avenue, Sixth Floor
Norwalk, CT  06854-1958
(Investment Adviser)

Chartwell Investment Partners, L.P.
1235 Westlakes Drive, Suite 400
Berwyn, PA  19312
(Sub-Adviser)

Iridian Asset Management LLC
276 Post Road West
Westport, CT  06880-4704
(Sub-Adviser)

Goldman Sachs Asset Management, L.P.
2502 Rocky Point Drive
Tampa, FL  33607
(Sub-Adviser)

Mastrapasqua Asset Management, Inc.
814 Church Street
Nashville, TN  37203
(Sub-Adviser)

Siphron Capital Management
280 South Beverly Drive, Suite 412
Beverly Hills, CA  90212
(Sub-Adviser)

Cohen, Klingenstein & Marks Incorporated
2112 Broadway, 4th Floor
New York, NY  10023
(Sub-Adviser)

Peachtree Asset Management
One Peachtree Center, Suite 4500
303 Peachtree Street
Atlanta, GA  30308
(Sub-Adviser)

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         EACM Securities Inc.
         200 Connecticut Avenue, Sixth Floor
         Norwalk, CT  06854-1958

13.      If the fund is a unit investment trust ("UIT") provide: Not applicable.

         (a)      Depositor's name(s) and addresses(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ]      Yes               [X]      No

         If Yes, for each UIT state:

                  Name(s):

                  File No.: 811-__________

                  Business Address:

15.      (a)      Did the fund obtain  approval  from  the  board  of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration:

         [X]      Yes               [ ]      No

         If Yes, state the date on which the board vote took place: August 31, 2004

         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]      Yes               [ ]      No

         If Yes,  state  the date on which  the  shareholder  vote  took  place:
         Written consents from the holders of the requisite number of shares were received on September 29, 2004

         If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes               [ ]      No

         (a) If Yes, list the date(s) on which the fund made those distributions: October 6, 2004

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes      [ ]      No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [X]      Yes      [ ]      No

         (d)      If  No  to  (b)  or  (c)   above,   describe   the  method  of
                  distributions  to  shareholders.   For  Mergers,  provide  the
                  exchange ratio(s) used and explain how it was calculated:

         (e)      LIQUIDATIONS ONLY:
                  Were any distributions to shareholders made in kind?

                  [X]      Yes      [ ]      No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: 0%

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities:

         [ ]      Yes               [ ]     No

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
         securityholders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [ ]      Yes               [X]      No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

                  None, all shares have been redeemed in complete liquidation by distribution of the remaining net assets to the shareholders.

         (b) Describe the relationship of each remaining shareholder to the fund:

                  Not Applicable

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes               [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

         [X]      Yes               [ ]      No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  Cash on hand at custodian: $5,353

                  Dividends receivable:  $14,564

                  Receivable from Manager (net):  $118,712

                  Total Assets: $138,629


         (b)      Why has the fund retained the remaining assets?

                  To pay remaining liabilities of the Fund.

         (c)      Will the remaining assets be invested in securities?

                  [ ]      Yes      [X]      No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [X]      Yes               [ ]      No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability;

                  Accrued Audit/Tax Fee: $34,000

                  Accrued Admin Fee:  $8,999

                  Accrued Deregistration Fee:  $280

                  Accrued Custody Fee:  $20,392

                  Accrued Legal Fee:  $54,000

                  Accrued Misc: $724

                  Accrued Printing Fees:  $10,241

                  Accrued Transfer Agent Fees:  $9,993

                      Total Liabilities:  $138,629

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

                  Non-liquidation liabilities (which total approximately $32,223) will be paid from the remaining assets of the Fund as outlined in 20(a) above, including the net amount due from the Manager.

                  Liquidation expenses (which total approximately $106,406) will be paid from the net amount due from the Manager.

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with  the  Merger  or
                  Liquidation:

                  (i)      Legal Expenses: $54,000

                  (ii)     Audit/tax expenses: $34,000

                  (iii)    Other  expenses   (list  and  identify   separately):
                           Custody:  $11,126;  Printing: $1,000; Transfer agent:
                           $6,000; Deregistration fees: $280

                  (iv)     Total  expenses  (sum  of  lines  (i)-(iii)   above):
                           $106,406

         (b) How were those expenses allocated? All liquidation expenses were borne by the Manager

         (c) Who paid those expenses? All liquidation expenses will be paid from the net amount due from the Manager as described in 21(b) above.

         (d)      How did the fund pay for unamortized expenses (if any)? N/A.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes               [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes               [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes               [X]      No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of EACM Select Managers Equity Fund, (ii) he or she is the Vice President and Secretary of EACM Select Managers Equity Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

                                    (Signature)

                                    /s/ Andrew R. Mylott

                                    --------------------------------------------
                                    Andrew R. Mylott